Exhibit 99.1

Postmedia Network Announces Closing of Offering of C$250 Million of Senior Secured Notes

TORONTO--(BUSINESS WIRE)--August 16, 2012--Postmedia Network Canada Corp. (the “Company”) (TSX: PNC.A, PNC.B) announced today that its wholly owned subsidiary, Postmedia Network Inc., has closed its previously announced offering (the “Offering”) of senior secured notes.

Postmedia Network Inc. issued C$250 million in aggregate principal amount of 8.25% senior secured notes due August 16, 2017 (the “Notes”). The Notes are guaranteed by the Company.

The Notes were offered in a private placement in Canada under available prospectus exemptions. The Notes were also offered in the United States to qualified institutional buyers under Rule 144A under the United States Securities Act of 1933, as amended (the “Securities Act”), and outside the United States to non U.S. persons as defined in and in accordance with Regulation S under the Securities Act. The Notes have not been and will not be registered under the Securities Act and may not be offered or sold in the United States absent registration under the Securities Act or an applicable exemption from the registration requirements of the Securities Act.

Postmedia Network Inc. used the net proceeds from the Offering, after deducting underwriting fees and estimated offering expenses, to repay its existing term loan facility, in full, including accrued and unpaid interest.

This news release does not constitute an offer to sell, or a solicitation of an offer to buy, any security and shall not constitute an offer, solicitation or sale in any jurisdiction in which such an offer, solicitation, or sale would be unlawful. The Toronto Stock Exchange has neither approved nor disapproved the form or content of this press release.

About Postmedia Network Canada Corp.

Postmedia Network Canada Corp. is the holding company that owns Postmedia Network Inc., the largest publisher by circulation of paid English-language daily newspapers in Canada, representing some of the country’s oldest and best known media brands. Reaching millions of Canadians every week, Postmedia Network engages readers and offers advertisers and marketers integrated solutions to effectively reach target audiences through a variety of print, online, digital, and mobile platforms.

Forward-Looking Statements

This news release includes statements that express the Company’s opinions, expectations, beliefs, plans or objectives regarding future events or future results, and therefore are, or may be deemed to be, “forward-looking statements.” These forward-looking statements include all matters that are not historical facts. Although forward-looking statements are based on information and assumptions that the Company believes are current, reasonable and complete, they are subject to a number of factors that could cause actual results to vary materially from those expressed or implied by such forward-looking information. These statements reflect management’s current beliefs with respect to future events and are based on information currently available to management. Although we base our forward-looking statements on assumptions that we believe were reasonable when made, we caution you that forward-looking statements are not guarantees.

CONTACT:
Media
Phyllise Gelfand, 416-442-2936
Vice President, Communications
pgelfand@postmedia.com
or
Investor
Doug Lamb, 416-383-2325
Executive Vice President and Chief Financial Officer
dlamb@postmedia.com